Exhibit 12.1

MPLX LP

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	For the Nine Months Ended	For the Years Ended December 31,
	September 30, 2016	2015	2014	2013	2012	2011
Portion of rentals representing interest	$12	$7	$6	$6	$5	$2
Capitalized interest	21	5	1	1	1	1
Other interest and fixed charges	191	40	4	—	—	—
Preference security dividend requirements	28	—	—	—	—	—

Total fixed charges (A)	$252	$52	$11	$7	$6	$3

Earnings-pretax income with applicable adjustments (B)	$502	$310	$252	$220	$211	$166

Ratio of (B) to (A)	2.0	6.0	22.9	31.4	35.2	55.3